UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to
                               ----------    ----------

Commission file number
                       ----------

                               ASTRIS ENERGI INC.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's Name into English)
                                     ONTARIO
                 (Jurisdiction of incorporation or organization)
                            2175 DUNWIN DRIVE, UNIT 6
                       MISSISSAUGA, ONTARIO L5L 1X2 CANADA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                        NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                   COMMON SHARES
                                  (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                        NONE
                                  (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            11,645,793 COMMON SHARES
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                              Yes [ ] No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 [X] Item 18 [ ]
(Applicable only to Issuers involved in Bankruptcy proceedings during the past five years) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                              Yes [ ] No [ ]

ITEM 1. DESCRIPTION OF BUSINESS

                                     GENERAL

(A) HISTORY

     Astris Energi Inc. ("AEI" or the "Company") has been engaged since 1995 in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial, domestic and retail markets. The Company was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. In July 1995, the Company acquired Astris Inc., and upon the acquisition issued 1,500,000 Common Shares and granted warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised, and changed its name to Astris Energi Inc.

     The Company has two subsidiaries - Astris Inc. ("AI") and Astris s.r.o. The Company owns a 96.3% interest in AI, the remaining interests are held by non-exchanging shareholders. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. The Company also owns a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. is owned by Macnor Corp., an Ontario corporation which is wholly-owned by Jiri K. Nor, an executive officer, director and principal shareholder of the Company. Unless otherwise indicated, all references in this registration statement to the Company shall include AI and Astris s.r.o.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905) 608-2000. The Company's e-mail address is mail@astrisfuelcell.com.

(B) BUSINESS OF THE COMPANY

NATURE OF ALKALINE FUEL CELLS

     An alkaline fuel cell ("AFC") system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components which, together, in an integrated assembly, constitute a complete, operating fuel cell system.

     The Company's primary current project is the development and construction of a one kilowatt alkaline fuel cell system to power a golf cart. The Company believes that this project is the first stage toward the commercialization of its alkaline fuel cell technology for larger systems, such as forklifts, yachts and motor homes. This project is budgeted to cost US$250,000 and is expected to be completed in March 2001.


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


     Fuel cells are electrochemical devices, similar in certain respects to batteries, that supply electricity for a wide variety of `off-grid' requirements, presently served by gasoline and diesel generators. Wherever a generator is used today, a fuel cell is a potential substitute. Applications are both mobile and stationary, for all kinds of vehicles and for homes, commercial buildings, remote sites and other situations requiring electricity that are not connected to distributed power supplies. Fuels cells can be environmentally cleaner and more cost-effective than power generation sources using fossil fuels. Fuel cells, which produce little sound and only water as a waste product, offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally about three times more energy efficient than current gasoline generators.

     The ancillary components to the AFC system supply, filter and re-circulate hydrogen, air and liquid electrolyte to the stack(s), deliver electricity to the end-use application, remove the aqueous by-product of the fuel cell operation, and electrically and electronically control, coordinate and integrate all the functions of the system into a single operating whole.

     Prototypes of the Company's alkaline fuel cell systems are presently sold as `one-off' prototype units, built to the specification of the customer. The Company's systems, of one kilowatt output capacity, have been sold in Canada and in the Czech Republic for test purposes. The largest and most recent fuel cell system sold by the Company was a 4 kilowatt unit that was purchased by the Technical University of Mines, Ostrava, Czech Republic, to conduct research on the viability of fuel cells to supply electricity in private homes. Most recently, on August 22, 2000, Astris s.r.o. delivered a portable fuel cell generator to the Czech Ministry of National Defense for testing purposes.

RESEARCH AND DEVELOPMENT

     Prior to its acquisition by the Company in July 1995, AI had been involved in fuel cell research. As the Company was unable to obtain sufficient financing as part of its acquisition of AI, the research and development activities in Canada were curtailed. As a result, research and development has been carried out through the Company's 30%-owned subsidiary, Astris s.r.o., in the Czech Republic. In January 1995, AI entered into a Licence Agreement with Astris s.r.o. whereby AI granted a non-exclusive license to Astris s.r.o. for the production and sale of products embodying or utilizing AI's fuel cell technology. The royalty fee is 2% of the net sale price of licensed products sold by Astris s.r.o. to third parties. Astris s.r.o. is obligated to grant the Company a free worldwide irrevocable licence on improvements of and additions to the technology made by Astris s.r.o., and also to assign any patent rights thereto to the Company. The Licence Agreement is to remain in effect until the expiration of all Company patents related to the technology, subject to earlier termination upon certain events.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25kW or larger. Such fuel cells will be developed initially as prototypes and will be later developed as commercial products.

     Astris s.r.o has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells. These research and development efforts have also been focused on methods to reduce production costs, to improve product quality and consistency and on identifying new features and innovations for future product development. Expenditures on research and development at Astris s.r.o. exceeded US$80,000 in each of the past two years.

     In October 1998, the Company entered into a Licence Agreement and an Equipment Lease with Energy Ventures Inc. (Canada) ("EVI"). Pursuant to the License Agreement, the Company granted to EVI a nonexclusive worldwide Licence to use the Company's technology relating to alkaline fuel cells in manufacturing, research and development, marketing and commercial production for a royalty of CDN$25,000, and at a rate of 2.5% for the first four years and 2% during the next six years, with a CDN$10,000 a year minimum royalty. The Company leases certain machinery, equipment and other property to EVI for a period of ten years at an annual rental of US$45,000. EVI prepaid the full rental by issuing 200,000 EVI Common Shares to the Company. The Company also leased an entire fuel cell laboratory to EVI which EVI can purchase for $1 after ten years. EVI has not been actively employing the licence that it received from the Company. The Company sold 85,900 of the 200,000 EVI Common Stock between February 28 and April 10, 2000 and received net proceeds of US$250,217. As part of the EVI Agreements, the Company granted to EVI options to purchase the Company's Common Shares, see Item 12 herein.

     The Company's recently leased premises in Mississauga, Ontario, which will be used to facilitate implementation of the fuel cell powered golf car project. The Company is undertaking the purchase of the equipment needed at these premises. Assuming commercialization of its products, the Company would seek strategic relationships with manufacturers which have suitable facilities and access to the markets to produce the products.

INTELLECTUAL PROPERTY

     The Company is the assignee of one U.S. patent granted in April 1991 for QUICKCELL, a test cell structure for fuel cell technology. When appropriate the Company will seek patent protection for other aspects of its fuel cell technology. However, the Company's policy is to maintain the confidentiality of its products, and any disclosure in patent applications could threaten the security of such information.

     The Company has unregistered trademarks on some of its products, including LABCELL 50, LABCELL 200, QUICKELL QC200 and TESTMASTER.

ANCILLARY PRODUCTS

     In addition to developing fuel cells to power a golf cart, the Company presently sells small products, ancillary to fuel cell production, by mail order. These products are described briefly, as follows:

     LABCELL(TM)50 is a small alkaline fuel cell for laboratory demonstration and experimentation. Stacks are supplied in nominal 0.75V (single cell), 1.5V, 3V and 6V ratings. With an active area of 50cm2, LABCELL(TM)50 cells can supply 2.5A current at room temperature and 5A at 70(degree)C (158(degree) F ).

     LABCELL(TM)200 is a medium size alkaline fuel cell for laboratory experimentation and small power applications. Stacks are supplied in nominal voltages of 0.75, 1.5, 3 and 12V rating. With an active area of 200 cm2, LABCELL(TM)200 cells can provide 10A current at room temperature and 20A current at 70(degree) C.

     QUICKCELL(TM)QC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

     MODEL TL4 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 20V.

     TESTMASTER(TM)is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER(TM) performs all the tasks required for short or long- term testing of fuel cells or batteries - monitoring, control, data collection and storage, and graphical data representation.

MARKETING

     Currently, the prototypes of the Company's fuel cell systems are delivered directly to the customer. It is expected that the future customers of the Company's fuel cell systems will be manufacturers of all types of products which will be adapted to utilize the Company's fuel cell technology. The Company expects such fuel cell systems will be shipped directly from its facilities to such manufacturers or through a network of distributors and agents to such manufacturers.

     The Company's small, ancillary products are presently sold by mail order over an Internet web site maintained for the Company by Macnor Corp, for which the Company is to receive a fee of 5% of the sales price. See Item 13. No change in that arrangement is presently foreseen.

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various plastics, carbons, metal oxides and conventional metallic components, which are all relatively inexpensive to obtain and which do not, at the current time, present supply problems.

COMPETITION

     Fuel cells are a competitive business. There are five basic types of fuel cell technologies; three are high temperature types, used primarily to produce megawatts of power for utility type power generation or cogeneration, and are


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


not competitors of the two smaller fuel cell types. The two smaller fuel cell types, AFCs and Proton Exchange Membrane Fuel Cells ("PEM"), operate at ambient temperatures, deliver kilowatts and are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. Its main competitor is Ballard Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMs.

     Ballard enjoys the most high-profile status of any fuel cell developer in the world today. As a result of its market status, any developer of AFC or PEM technology must compete directly or indirectly with Ballard. The Company's method for approaching this challenge is simply to focus on different market segments than Ballard currently does. For instance, Ballard is clearly committed, for the foreseeable future, to developing fuel cells for use in buses and private automobiles. The Company is focusing instead on light vehicles, such as golf cars and retirement vehicles. In addition to mobile applications, the Company is also focusing on the huge potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMs, regardless of specific applications. AFCs have been scientifically proven to be 10% more energy-efficient than PEMs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMs might be 40-50% efficient, AFCs are 50-60% efficient. This is a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at all temperatures, even below freezing.

     Also, the capital cost required to produce AFCs is less than that required to produce PEMs of a similar size and number. Unlike fuel cells based upon PEM technology, AFCs do not require platinum in their electrodes and are the only type which works with a broad range of noble and non-noble electrocatalysts (metals and metal oxides). In addition, AFC components are made of plastics and other relatively inexpensive materials while metallic components are required for most products using PEMs technology.

GOVERNMENTAL REGULATION

     No governmental license or approval known to the Company is required in connection with the manufacture or sale of the Company's current products and there are no extraordinary governmental regulations known to the company which affect its ability to sell or produce its products.

     One potential area of regulation for fuel cells concerns their use of hydrogen, which is highly flammable and regarded as a hazardous gas. However, since hydrogen is a commonplace industrial gas which is produced in enormous quantities every day in numerous industrial facilities around the world and regulations have been in place for decades regarding hydrogen which provide routine specifications for manufacturers of hydrogen-using equipment, the Company does not anticipate any new regulations regarding hydrogen.

ENVIRONMENTAL COMPLIANCE

     There are no environmental laws known to the Company which may affect any of its operations as they are currently constituted. The Company is not involved in a business which involves the use of materials which are likely to result in a violation of any existing environmental laws, rules or regulations nor does it own any real property which would lead to liability as a land owner.

EMPLOYEES

     The Company presently has four officers and three other employees - a full-time Executive Assistant and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as ours tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The Executive Assistant is responsible for reception, bookeeping, and other details of general office administration, including assisting the General Manager. As the development of its products progresses, the Company believes that it will employ two additional technologists/technicians in the near future.

(C) RISK FACTORS

     An investment in the securities of the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business. If any of the risks described below occurs, the business, results of operations and financial condition of the Company could be adversely affected.

PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

     The fuel cell industry is characterized by rapid technological change and frequent new product introductions. Accordingly, the Company believes that its future success depends in part upon its ability to enhance current products and develop and introduce new product offerings at competitive prices. The Company's inability, for technological or other reasons, to enhance, develop and introduce its products in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's results of operations or could result in its products becoming obsolete. The ability of the Company to compete successfully will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry.

     The Company does not know when or whether it will successfully complete research and development of a commercially viable AFC system. The Company must complete substantial additional research and development on its system before the Company will have a commercially viable product.


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


ABILITY TO MANAGE GROWTH

     The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as obtaining capital. As of August 2000, the Company had less than 10 employees. In the future, the Company will be required to continue to improve its financial and management controls, reporting systems and procedures. In addition, the Company's business plans and anticipated increased product sales will require the Company to hire, train and manage additional employees and increase production capacity. If the Company is unable to hire the skilled employees it needs or increase its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

CURRENT DEFICIT

     The Company has a history of losses, expects future losses and may never achieve or sustain profitability. To implement its business strategy, the Company will have to incur a high level of fixed operating expenses and will continue to incur considerable product development expenditures. Accordingly, if the Company is unable to generate substantial revenues and positive cash flows it will not achieve profitability.

     At June 30, 2000, the Company had an aggregate deficit of CDN$1,721,591 and CDN$28,015 in working capital. The ability of the Company to realize its objective depends in large part upon obtaining additional capital. No assurance can be given that the Company could obtain the necessary capital, and, if so, on terms not dilutive to shareholders and onerous to the Company.

PRODUCT ACCEPTANCE

     Market acceptance of the Company's fuel cell products may take longer to develop than it anticipates or may never develop. The Company's AFC products represent a new technology and its success will depend on this technology achieving market acceptance. Because the Company designs its products to capitalize on markets that presently utilize or are serviced by products from traditional and well-established power generation sources, such as engine-generators, it may face significant resistance from end-users to adopt a new and alternative power source technology. Fuel cell products for portable and mobile applications represent an emerging market and the Company does not know whether its targeted distributors, resellers or end-users will purchase its products.

     The initial sales of the Company's products have been prototypes for research and testing purposes. The Company still has not been able to determine whether or not there is a sufficient level of acceptance of its products for the Company to sell fuel cells in sufficient volume to become profitable.


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


COMPETITION

     The Company is engaged in a dynamic and evolving industry that is highly competitive. The Company anticipates that the quality of its competitors' products and range of product offerings may improve. The Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. There can be no assurance that the Company will be able to compete effectively with such companies. In addition, the Company expects that additional competition will develop, from both existing businesses in the energy industry and from new entrants. Competition could also result in price reductions, fewer customer orders than expected and reduced gross margin. As a result, the Company may not be able to compete successfully and competitive pressures may harm the Company's business.

UNKNOWN DELAYS

     The Company's product and technology development efforts are subject to unanticipated and significant delays, expenses and technical or other problems, as well as the possible lack of funding to complete this development. The Company's success will depend upon its products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. None of its proposed products and technologies may ever be successfully developed, and even if developed, they may not actually perform as designed. Failure to develop or significant delays in the development of its products and technology would have a material adverse effect on its business, financial condition and ability to achieve profitability.

INABILITY TO GROW

     There can be no assurance that the market for the Company's existing products will grow or that the Company will be successful in independently establishing markets for its new products. If the various markets in which the Company's products compete fail to grow, or grow more slowly than the Company currently anticipates, or if the Company is unable to establish markets for its new products, the Company's revenue and net income growth may be lower than expected.

PROTECTING PROPRIETARY TECHNOLOGY

     The Company relies on a combination of patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. There can be no assurance that the Company will be successful in protecting its proprietary rights.


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COMPATIBILITY

     The Company's fuel cell system may not be compatible with the products of third-party manufacturers or potential customers. The Company's success will depend upon its ability to make its products compatible with the products of third-party manufacturers. In addition, the Company's products will be successful only if our potential customers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude its ability to sell its products.

RISK OF THIRD PARTY CLAIMS FOR INFRINGEMENT

     The Company does not believe that any of its products infringe the proprietary rights of any third parties. From time to time, however, third parties may contest the Company's rights to its intellectual property. In those circumstances, the Company will review such matters to determine what, if any, actions may be required or should be taken. There can be no assurance that third parties will not claim such infringement by the Company or its licensors with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

PRODUCT DEFECTS AND PRODUCT LIABILITY

     Although the Company's does not know of any existing design defects, the Company's products may from time to time contain design defects that are difficult to detect and correct. There can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company's products could result in loss of or delay in market acceptance of the Company's products, and correcting such defects or flaws could require significant expenditure of capital by the Company. In addition, the failure of the Company's products to perform to customer expectations could give rise to warranty claims. The consequences of such defects and flaws could have a material adverse effect on the Company's business, results of operations and financial condition.

CONTROL OF PRODUCTION AND PRODUCT QUALITY

     The Company may rely on third parties to produce its products. Anticipated growth may require the Company to deliver substantial volumes of products meeting stringent technical requirements of its customers. The failure by the Company to successfully manage such production and supply of its products, including the potential failure to meet scheduled production and delivery deadlines, or the potential failure of products to meet the product quality requirements of its customers, could materially adversely affect the financial position and future prospects of the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company is largely dependent on the performance of its key employees, particularly its executive officers, Jiri K. Nor, Gerald Crawford and Gordon Emerson. Loss of the services of these and other key employees or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to attract or retain highly qualified personnel in the future. The Company does not currently maintain key person life insurance policies on any of its employees.

CURRENCY RISK

     A substantial portion of the Company's revenues are expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar.

ENFORCEABILITY OF CIVIL LIABILITIES

     The Company is an Ontario corporation with its principal place of business in Canada. All of its directors and officers are residents of Canada and all or a substantial portion of the assets of such persons and of the Company are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or its directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company has leased an 1,850 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending April 30, 2003, with an option to renew for an additional three years.


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


     Astris s.r.o. has leased premises in Benesov, Czech Republic. These facilities include about 325 sq. ft. of office space and about 1100 sq. ft. of laboratory space with a chemistry lab, electrode lab, test lab, mechanical shop and assembly room. The lease is open-ended, requiring three months' notice to terminate and annual review for cost adjustment.

     The Company believes that these premises are suitable for its present requirements.

ITEM 3. LEGAL PROCEEDINGS

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of some CDN$315,000 he had advanced on behalf of the Company. Mr. Birkett had been the President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent was the binding obligation of Mr. Birkett and other then principals of the Company to advance funds to keep Astris Inc. operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5 million dollars. The financing was never obtained. The Company maintains that the monies advanced by Mr. Birkett are not repayable until such funds are raised. This proceeding is in the pre-discovery stage.

ITEM 4.  CONTROL OF REGISTRANT.

     (a)  Not applicable.

     (b) The following table lists, as of July 31, 2000, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) all persons who are known to the Company to beneficially own, directly or indirectly, ten percent or more of the issued and outstanding Common Shares, (ii) each of the Company's executive officers and directors of the Company; and (iii) all of the Company's executive officers and directors as a group:

                                            Amount and Nature           Percent
               Name                         of Beneficial Owner         of Class
               ----                         -------------------         --------

               Jiri K. Nor (1)                    1,857,618                15.9%

               Gerald A. Crawford (1)             1,102,265                 9.5%

               Donald. A. Blenkarn                  831,108                 7.1%

               Gordon T. Emerson (1)                200,000                 1.7%

               All executive officers and
               directors as a group               3,990,991                34.3%

(1) All shares are directly owned by the reporting person and his spouse.

     (c)  None.

ITEM 5. NATURE OF TRADING MARKET.

     As of July 31, 2000, the Company had approximately 120 stockholders of record for its Common Shares and 11,645,793 shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. Previously, the shares were traded in Canada on the Canadian Dealing Network (CDN). The Company presently has an inactive listing on the CDN. The Company would seek to reactivate such listing once it meets the initial listing requirements of the CDN. The Common Shares are presently traded in the United States on the `pink sheets' dealer network under the symbol ASRF. The quarterly highs and lows bid prices for the past two fiscal years as reported in the "pink sheets" are tabulated below:

        Quarter       High, US$/share       Low, US$/share
        --------------------------------------------------

        1998
        First               $0.44                $ 0.03
        Second               0.24                  0.10
        Third                0.21                  0.07
        Fourth               0.32                  0.08

        1999
        First                0.20                  0.08
        Second               0.34                  0.12
        Third                0.20                  0.01
        Fourth               0.08                  0.01

        2000
        First                2.75                  0.03
        Second               1.05                  0.38
        Third (through
          August 29)         0.65                  0.37


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7, "Taxation".

     Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the shares of the Company.

     The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

     As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

     A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

     An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

     The following investments by a non-Canadian are subject to review by Investment Canada:
     (a) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;
     (b) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and
     (c) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

     Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means:

     a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

indirect acquisition of control means:

     a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

     The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

     Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

     A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

     A non-Canadian or American making the following investments:
     (i)  an investment to establish a new Canadian business; and
     (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act, must notify Investment Canada, within prescribed time limits, of such investments.

ITEM 7. TAXATION.

Certain Canadian Income Tax Consequences

     Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident").

     Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 10% reduction in 1997 in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

     A non-resident who holds Common Shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The Common Shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such Shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

Certain United States Federal Income Tax Consequences

     The following discussion describes certain United States federal income tax consequences of the ownership and disposition of Common Shares of the Company. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, judicial decisions and administrative pronouncements, all of which are subject to change. Any such changes may be applied retroactively in a manner that could result in federal income tax consequences different from those discussed below.

     This summary discusses only Common Shares of the Company held by a U.S. Holder (defined below) as a capital asset within the meaning of Section 1221 of the Code, and does not deal with special situations, such as those of banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or commodities, tax-exempt investors, holders whose functional currency is not the U.S. dollar, persons who hold Common Shares of the Company as a position in a straddle, as part of a synthetic security or hedge, as part of a conversion transaction or other integrated investment, or persons who are not U.S. Holders (as defined below). Further, the summary does not include any description of any alternative minimum tax consequences or any state, local or foreign tax consequences that may be applicable. This summary assumes that no U.S. Holder will own, directly or indirectly, Common Shares of the Company representing 10% or more of the voting power of the Company.

     HOLDERS OF COMMON SHARES OF THE COMPANY ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SUCH SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

     As used herein, a "U.S. Holder" means a beneficial owner of Common Shares of the Company who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

Dividends

     Distributions with respect to the Common Shares (other than liquidating distributions and certain distributions in redemption of the Common Shares) which are paid out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes, generally will constitute dividends taxable as ordinary income. To the extent the amount of any such distribution paid with respect to the Common Shares exceeds current and accumulated earnings and profits, as calculated for United States federal income tax purposes, such excess distribution will not constitute a dividend for United States federal income tax purposes, but will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis in his Common Shares (with a corresponding reduction in such basis) and, to the extent the distribution exceeds such basis, as a capital gain.

Foreign Tax Credit

     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his worldwide taxable income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Dispositions, Including Redemptions

     Any sale, exchange, redemption (except as discussed below) or other disposition of the Common Shares generally will result in taxable gain or loss equal to the difference between the amount received upon the sale, exchange, redemption or other disposition and the holder's adjusted tax basis in the Common Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Shares of the Company exceeds one year.

     In certain cases, a redemption of Common Shares may be treated as a dividend, rather than as a payment in exchange for the Shares of the Company. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes. The determination of whether the redemption will be treated as a dividend rather than as payment in exchange for the Shares of the Company will depend upon whether and to what extent the redemption reduces the holder's percentage stock ownership interest in the Company. A redemption will be treated as an exchange of stock that produces a capital gain if the redemption either (1) completely terminates the holder's interest in the Company under Section 302(b)(3) of the Code, (2) is "substantially disproportionate" with respect to the holder under
Section 302(b)(2) of the Code, or (3) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code.

     A redemption will completely terminate the holder's interest in the Company as a result of the redemption if, as a result of the redemption, the holder no longer has any stock interest in the Company, directly or constructively after application of the attribution rules of Section 302(c) of the Code. A redemption will be "substantially disproportionate" with respect to the holder if (1) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Section 302(c) of the Code) immediately after the redemption to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the redemption, (2) there is a similar percentage reduction in the ownership by the holder of Common Shares of the Company, and (3) the holder owns less than 50% of the voting stock of the Company. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has a reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the holder is deemed, under the constructive ownership rules of Section 302(c) of the Code, to own any Common Shares in the Company owned by certain related persons and entities and any Common Shares which the holder or certain related persons and entities have an option to acquire. However, because of the ambiguities in applying the foregoing rules, holders should consult their tax advisors to determine whether a redemption of Common Shares will be treated as a dividend or as a payment in exchange for the Common Shares of the Company.

ITEM 8. SELECTED FINANCIAL DATA.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth, in Canadian dollars, selected historical information concerning the Company presented in accordance with CDN GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Financial Statements."

----------------- --------------- --------------- --------------- --------------- ---------------
                  As at six       As at           As at           As at           As at
                  months ended    December 31,    December 31,    December 31,    December 31,
                  June 30, 2000   1999 or the     1998            1997            1996
                                  Year then
                                  ended
----------------- --------------- --------------- --------------- --------------- ---------------
Income from           $8,327         $1,669         $26,302         $23,315       $72,468
Continuing
Operations
----------------- --------------- --------------- --------------- --------------- ---------------
Income from              N/A          (.01)           (.01)           (.01)       0.16
Continuing
Operations per
Share
----------------- --------------- --------------- --------------- --------------- ---------------
Total Assets         306,025        147,662         165,379         136,550       172,136

----------------- --------------- --------------- --------------- --------------- ---------------
Long Term            412,288        452,491         452,491         450,491       703,948
Obligations
----------------- --------------- --------------- --------------- --------------- ---------------
Cash Dividends             -               -               -               -               -
----------------- --------------- --------------- --------------- --------------- ---------------

Exchange Rates

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

Year ended June 30

------------------- ------------ ------------- -------------- ------------ ------------
                        2000          1999          1998          1997         1996
------------------- ------------ ------------- -------------- ------------ ------------
End of Period            .67          .68            .68           .72          .73
------------------- ------------ ------------- -------------- ------------ ------------
Average for Period       .68          .66            .71           .73          .73
------------------- ------------ ------------- -------------- ------------ ------------
High for Period          .70          .69            .73           .75          .75
------------------- ------------ ------------- -------------- ------------ ------------
Low for Period           .66          .63            .68           .71          .72
------------------- ------------ ------------- -------------- ------------ ------------

     On December 30, 1999, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.45 (CDN$1.00 = US$.68). As of June 30, 2000, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.48 (CDN$1.00 = US$.68)

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

MANAGEMENT DISCUSSION OF RESULTS

     This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this Registration Statement. In addition to historical information, the following discussion contains forward-looking statements that reflect the Company's plans, estimates, intentions, expectations and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section of Item 1.

RESULTS OF OPERATIONS

     In 1995, the Company acquired AI with the objective to commercialize the AI AFC technology and to raise $5 million in financing. Unfortunately, such financing did not materialize which caused the activities of the Company to be seriously curtailed. However, as mentioned in Item 1, the research and development on electrode formulations and other aspects of fuel cell technology has been continued to be carried out at the Company's minority-owned subsidiary, Astris s.r.o. in the Czech Republic.

     In 1998, as a result of the non-exclusive licence of the Company to EVI, however, the Company acquired 200,000 shares of EVI common stock. See "Research and Development" in Item 1. The sale of over 85,000 of these EVI shares in the spring of 2000 has provided the cash resources necessary to finance the Company's current research and development project.

     The Company has incurred operating losses during the last three fiscal year periods ending December 31. The net loss for 1999 was US$55,172 and US$46,681 for 1998. Income from these periods have been derived from the sale of ancillary products. As a result of the sale of EVI Common Stock, the Company had a net income of US$150,933 for the six-month period ended June 30, 2000.

     Operating expenses were approximately US$69,288 in 1999 and US$97,574 in 1998. Included in operating expenses are costs associated with subcontracts, professional fees, and interest and depreciation.

LIQUIDITY AND CAPITAL RESOURCES

     As the Company's current development project moves forward through 2000 and into 2001, it is anticipated that the Company's successful progress could stimulate interest in the Company that will be reflected by increasing market activity and rising share prices. In the future, the Company will seek to enter into private placements, strategic partnerships and joint ventures, on terms acceptable to the Company, in order to raise capital to finance the on-going development and commercialization of the Company's fuel cell technology. The Company does not have any present plans to enter into any private placements, strategic partnerships or joint ventures. In addition, there is no assurance that the Company will be able to find or enter into any private placements, strategic partnerships or joint ventures on terms acceptable to the Company or not dilutive to shareholders.

     Assuming the successful demonstration of the Company's fuel cell-powered golf car, the Company would then seek to obtain the necessary financing to establish a pilot production facility for the manufacture of a total of 2000 kW per year of fuel cell systems in various sizes up to 3 or 4 kW each, for testing in a variety of both stationary and mobile applications. It is estimated this stage will require $5-10 million over the next three years.

     In anticipation and preparation for these developments, the Company is identifying potential strategic partners who will be approached in due course, as appropriate.

     The Company continues to own 114,100 shares of EVI Common Stock of which 100,000 shares are "restricted securities" under Rule 144 of the Securities Act of 1933. The net proceeds from the future sale of these shares would provide additional liquidity.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

     The Board of Directors may consist of from three to ten members, and is currently comprised of four members. Each director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth the name, address, age, office held with the Company and the period during which such person has served as a director and executive officer.

Name                     Age       Office Held                   Director Since
----                     ---       -----------                   --------------

Jiri K. Nor              60        President, Chief Executive          1996
                                   Officer and Director

Gerald A. Crawford (1)   66        Executive Vice-President            1996
                                   and Director

Donald A. Blenkarn (1)   69        Secretary and Director              1995

Gordon T. Emerson        62        Treasurer, Chief Financial          1999
                                   Officer and Director

Notes:

(1) Members of the Company's Audit Committee.

Jiri K. Nor has been a Director and the President of the Company since March, 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal developer of the Company's fuel cell technology. For more than the past five years, Mr. Nor has also been President and CEO of the Company and Astris s.r.o., and also the President and sole stockholder of Macnor Corp. For more than five years until August 1997, he was Vice President, Research of Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

Gerald A. Crawford has been a Director and Executive Vice-President of the Company since March, 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, having been associated with various companies from 1960 to 1987, and since 1989 has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 10 years.

Donald A. Blenkarn has been a Director and Secretary of the Company since October 1995. For over five years, he has been Managing Director of Timagami Financial Services Ltd., located in Mississauga, Canada. From 1972 to 1993, he was a Progressive Conservative Party Member of Parliament and from 1984-91 he was the Chair of the House of Commons Finance Committee, and Vice-Chair from 1991-93. Mr. Blenkarn practiced law from 1952-83 with the firm of Blenkarn, Kerr and Shadlock.

Gordon T. Emerson has been a Director of the Company since 1999 and its Treasurer and Chief Financial Officer since April 2000. Mr. Emerson is a Director of T.S.E., which is a member of the Toronto Stock Exchange and a money marketing dealer. During his career, Mr. Emerson has raised capital for a number of Canadian companies, including Spar Aerospace, Corona Mining and Morgan Hydrocarbons. For more than the past five years he has been a consultant to public companies in Canada with respect to capital structure and financing transactions.

ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

     (a) For the two fiscal years ended December 31, 1999, the Company did not pay any cash compensation to its executive officers. However, in June 2000, the Company issued an aggregate of 1,101,731 Common Shares to the four executive officers for prior services from 1995 through 1999 which were accrued at CDN$275,432.73.

     Name                        Value          Number of Common Shares
     ----                        -----          -----------------------

     Donald A. Blenkarn      $ 81,777.00               327,108

     Gerald A. Crawford        34,910.73               139,643

     Jiri K. Nor              108,745.00               434,980

     Gordon T. Emerson         50,000.00               200,000
                              ----------               -------

                             $275,432.73             1,101,731

     For the present fiscal year, the Company will pay compensation of CDN$102,000. Jiri Nor will receive CDN$72,000 and Gordon Emerson will receive CDN$30,000. In addition, the Company may issue Common Shares at market value in lieu of cash to its executive officers for services rendered to the Company. The Company does not have any employment agreement with any executive officer.

     There does not currently exist any compensation arrangement for any of the directors.

     (b) The Company does not have any pension, retirement or similar plan for its executive officers or directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     In June 2000, the Company's stockholders adopted the 2000 Stock Option Plan (the "Plan"), pursuant to which options may be granted to purchase 1,000,000 Common Shares. The purpose of the Plan is to advance the interests of the Company by affording its officers, directors, employees and consultants the opportunity of acquiring equity interests in the Company. The Company may grant options for 1,000,000 Common Shares under the Plan. These Options will have an exercise price of not less than the market price of the Common Shares at the time or if there is not public market price at the fair market value as determined by the Board of Directors on the day preceding the date of grant, and will be exercisable over a number of years specified at the time of the grant, which term will not exceed five years from the date of grant. At July 31, 2000, no options had been granted under the Plan.

     In October 1998, in connection with the entry into the Licence Agreement with EVI, the Company granted an option to EVI for the purchase of 1,000,000 Common Shares at an exercise price of US$.30 per share, expiring in October 2003.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corporation, an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for the sale by Macnor of certain fuel cell products developed and manufactured by Astris s.r.o. (small fuel cells) through a web site and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five (5%) percent from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 1999.

     Macnor Corporation also owns 70% of Astris s.r.o, which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

     As discussed in Item 1, the Company has licensed on a non-exclusive basis, its fuel cell technology to Astris s.r.o and EVI.

     As at December 31, 1999, the Company owed CDN$37,204 in principal and accrued interest of CDN$8,308 through December 31, 1998 to Timagami Financial Services ("Timagami") as payment for an advance made by it to the Company. This advance is unsecured and bore interest at 12% per annum until December 31, 1998, and thereafter has been non-interest bearing. There are no specific repayment terms and Timagami has orally agreed that these amounts will not be requested for repayment prior to July 7, 2001. Donald A. Blenkarn, Director and Secretary of the Company since October 1995, is Managing Director of Timagami.

     As at December 31, 1999, the Company owed CDN$100,000 in principal and accrued interest of CDN$28,141 to a group of three directors, including Donald
A. Blenkarn, Gerald A. Crawford and Jiri K. Nor, as payment for advances made by them to the Company. The amount owed is secured and bears interest at 12% per annum. Messrs. Blenkarn, Crawford and Nor have agreed that they will not demand repayment of the principal and interest until after July 7, 2001. The amount owed is collateralized by a lien on all of the assets and business of AI.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED. CAPITAL STOCK TO BE REGISTERED.

     The Company wishes to register common shares in the capital of the Company. The Company has authorized 60,000,000 Common Shares and 10,000,000 Preferred Shares. At July 31, 2000, there were outstanding 11,645,793 Common Shares and no Preferred Shares.

     The Common Shares carry a voting right on the basis of one vote per share, and holders of Common Shares have the right to attend and vote at all meetings except meetings at which only holders of a specified class of shares (other than the Common Shares) are entitled to vote. The holders of the Common Shares would receive dividends as declared by the Board of Directors, subject to any rights of holders of the Preferred Shares, and subject to the rights of the holders of any other class of shares of the Company would receive, pari passu, with the holders of the other classes of shares, the remaining property of the Company on dissolution. The Common Shares are not liable to further calls or to assessment by the Company.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     Not Applicable.

ITEM 16. CHANGE IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES.

     Not Applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

     See Item 19 below for Financial Statements filed as part of this Application.

ITEM 18. FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following documents are filed as Attachment A hereto and are included as part of this Application on Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document
Auditors Report
Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

     (b) The following exhibits are filed as Attachment B hereto and are included as part of this Application on Form 20-F.

3.1 Memorandum of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2 Articles of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3 Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4 Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5 Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6 Certificate amending the Memorandum of Association of Kayty Exploration Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7 Articles of Continuance for Kayty Exploration Ltd., filed September 22, 1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8 Articles of Amendment for Kayty Inc., filed December 7, 1994 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9 Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.10 By-Laws of Astris Energi Inc., dated April 12, 1996.

4.   Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1 Licence Agreement between Astris Energi Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.2 Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy Ventures Inc. (Canada) dated October 22, 1998.

10.3 Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy Ventures Inc. (Canada) dated October 22, 1998.

10.4 Licence Agreement with Macnor Corp. dated October 1, 1999.

10.5 Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6 Licence Agreement, between Astris Inc. and Astris s.r.o., dated January 30, 1995.

10.7 Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated October 22, 1998.

21.  Subsidiaries of the registrant.

23.1 Dennis A. Lugowy, C.P.A. of Lugowy Associates, regarding U.S. GAAP.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ASTRIS ENERGI INC.

                                        By:  /s/ Jiri K. Nor
                                           -------------------------------
                                        Date:     August 30, 2000
                                             -----------------------------

                                               ATTACHMENT A

                                               ASTRIS ENERGI INC.
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               December 31, 1998 and 1997

CONTENTS

                                                                            PAGE
                                                                            ----

Auditor's Report                                                              1

Consolidated Balance Sheets                                                   2

Consolidated Statements of Loss and Deficit                                   3

Consolidated Statements of Cash Flows                                         4

Notes to the Consolidated Financial Statements                             5-10

AUDITOR'S REPORT


To the Directors of
Astris Energi Inc.

I have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

My previous auditor's report dated June 11, 1999 has been withdrawn and the value of the long term investment has been restated to conform to net realizable value.

                                                         /s/ Charles Havill
Oakville, Canada                                        -----------------------
June 11, 1999                                           Chartered Accountant
(Except for the long term investment which is as at March 14, 2000).

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED BALANCE SHEETS
December 31                                        1998                 1997
--------------------------------------------------------------------------------

ASSETS
Current
    Cash                                 $          17,710    $         1,612
    Receivables                                     47,671             34,940
                                         -----------------    ---------------
                                                    65,381             36,552

Long term investment (Note 3)                       99,998

Capital assets (Note 3)                                                99,998
                                         -----------------    ---------------
                                         $         165,379    $       136,550
                                         -----------------    ---------------

--------------------------------------------------------------------------------

LIABILITIES
Current
  Payable and accruals (Note 5)          $         446,143    $       348,575
  GST payable                                       47,671
  Notes payable (Note 4)                            24,357             24,357
                                         -----------------    ---------------
                                                   518,171            372,932

Advances from related parties (Note 5)             452,491            450,491
                                         -----------------    ---------------
                                                   970,662            823,423
                                         -----------------    ---------------

SHAREHOLDERS' DEFICIENCY
Share capital (Note 7)                           1,086,676          1,086,676
Deficit                                         (1,891,959)        (1,773,549)
                                         -----------------    ---------------
                                                  (805,283)          (686,873)
                                         -----------------    ---------------
                                         $         165,379    $       136,550
                                         -----------------    ---------------

--------------------------------------------------------------------------------

Basis of presentation (Note 1)
Contingent liability (Note 5)


Approve on behalf of the Board:


/s/   G. Crawford                            /s/   Gordon Emerson
----------------------------------           ----------------------------------
Director                                     Director


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended December 31                         1998                1997
-------------------------------------------------------------------------------

Revenue
    Sales                             $          26,302    $         23,315
                                      -----------------    ----------------

Expenses
    Subcontract (Note 5)                         79,534              36,000
    General and administrative                   35,511              15,760
    Professional fees                             9,895               9,019
    Interest (Note 5)                            19,772              18,700
    Depreciation                                                     33,404
                                      -----------------    ----------------
                                                144,712             112,883
                                      -----------------    ----------------

Net loss for the year                          (118,410)            (89,568)

Deficit, beginning of year                   (1,773,549)         (1,683,981)
                                      -----------------

Deficit, end of year                  $      (1,891,959)        $(1,773,549)
                                      -----------------    ----------------

Loss per common share (Note 7)        $           (0.01)   $          (0.01)
                                      ==================   =================

--------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31                          1998               1997
--------------------------------------------------------------------------------

OPERATING
Net loss for the year                       $  (118,410)      $   (89,568)
Add charges to operation not
   requiring a current cash payment
Depreciation of capital assets                                     32,619
                                             -----------       -----------
                                               (118,410)          (56,949)
Net change in non-cash operating
working capital balances related
to operations (Note 8)                          132,508           (66,250)
                                             -----------       -----------
                                                 14,098          (123,199)
                                             -----------       -----------

FINANCING
Advances from related parties                     2,000          (253,457)
Issuance of common shares and warrants                            377,749
                                             -----------       -----------
                                                  2,000           124,292
                                             -----------       -----------

Net increase in cash during the year             16,098             1,093

Cash, beginning of year                           1,612               519
                                             -----------       -----------

Cash, end of year                           $    17,710       $     1,612
                                             -----------       -----------

--------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the "Company") and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995. The Company is dedicated to the research and development of alternative energy sources. The Company has incurred several years of losses and as at December 31, 1998 has a shareholders' deficiency of approximately $805,000.

The consolidated 1998 and 1997 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES

CAPITAL ASSETS

Capital assets arising on the acquisition of Astris Inc. including equipment and furniture and fixtures, have been recorded at values assigned on the acquisition and subsequent additions are recorded at cost. Depreciation thereon is recorded using the straight-line method at 20% per annum.

DEVELOPMENT COSTS AND SCIENTIFIC RESEARCH

All costs relating to scientific research, development and product evaluation are expensed as incurred. Investment tax credits and government grants received toward these costs are netted against the related expenses.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

INCOME TAXES

The Company follows the deferral method of income tax allocation. Deferred income taxes result from timing differences between amounts claimed for income tax purposes and amounts charged in the accounts.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

FINANCIAL INSTRUMENTS

The fair value of financial instruments contained in these consolidated financial statements approximates book value unless otherwise indicated.

INCOME PER SHARE

Basic loss per share is calculated on the weighted average number of shares outstanding during the year.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

3.   CAPITAL ASSETS

                                1998                     1997
                                ----                     ----
                                 Net                      Net
                                Book                     Book
                               Value                    Value
                         -----------              ------------
Equipment                        Nil              $     81,998
Furniture                        Nil                    18,000
                         -----------              ------------
                                 Nil              $     99,998
                         -----------              ------------

During the year, all capital assets were sold in return for shares of a public company. As there was not an active market for the shares of the public company, the shares have been valued at an amount equivalent to the net book value of the capital assets. Currently, the Company is not permitted to sell these shares.

The value of these shares has been corrected from the original valuation of $694,485 on the previously issued financial statements. As a result, the gain previously recorded at $594,487 has been corrected to nil.

--------------------------------------------------------------------------------

4.   NOTES PAYABLE

Notes payable are held by three shareholders and are due on demand, unsecured and interest free.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

5.   ADVANCES FROM RELATED PARTIES AND CONTINGENT LIABILITY

The following amounts have been advanced from related parties:

                                             1998             1997
                                           ---------       ---------

Due to a shareholder                       $ 315,287       $ 315,287
Due to Timagami Financial Services,
  a company controlled by a director
  and officer                                 37,204          35,204
Debenture due to shareholders                100,000         100,000
                                           ---------       ---------
                                           $ 452,491       $ 450,491
                                           ---------       ---------
DUE TO A SHAREHOLDER

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company. In addition to the $315,287 recorded as owing by the Company, the shareholder has claimed that the Company owes him a further $1,627,301 for services that were claimed to have been rendered on behalf of the Company. The Company takes the view that no further amount is owing to this shareholder for the services that were alleged to have been rendered. As at year end, no legal claim has been filed by the shareholder.

DUE TO TIMAGAMI FINANCIAL SERVICES

These advances are unsecured and bear interest at 12% per annum. Unpaid interest totalling approximately $12,400 is included in payables and accruals. Management of the Company believes that it is not practicable to determine the fair value of these long-term advances. These amounts are shown as long-term liabilities as there are no specific terms or repayment and the holders of the debts have indicated that these amounts will not be requested for repayment prior to July 7, 2001.

DEBENTURE DUE TO SHAREHOLDERS

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest totalling approximately $30,000 is included in payables and accruals. Although the Company is in technical default of its debenture agreement as a result of the interest payments being in arrears, there are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2001. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

5.   ADVANCES FROM RELATED PARTIES AND CONTINGENT LIABILITY (CONT'D)

PAYABLES AND ACCRUALS

Certain research services have been subcontracted resulting in $50,637 (1997 - $50,637) being due to Astris S.R.O., a company in which the Company has a 30% ownership interest; the remaining 70% is owned by a shareholder of the Company. The Company's 30% interest in the loss of Astris S.R.O. has been applied to its investment. This investment is being accounted for on the equity basis.

In addition, payables include the following amounts:

- $25,787 owing to Crawford Associates, owned by a shareholder for consulting fees (1997 - $12,000).

-    $90,000 owing to Jiri Nor, a shareholder, for consulting fees (1997 -
     $24,000).

- $12,587 owing to Norvik Inc., a company owned by a shareholder, for expenses and consulting fees (1997 - $18,952).

--------------------------------------------------------------------------------

6.   INCOME TAXES

The Company has refundable investment tax credits of approximately $5,100 relating to expenditures on scientific research and tax loss carryforwards of approximately $2,384,000. If unused, the tax losses will expire as follows:

         2004                      $     34,000
         2003                      $  1,856,000
         2002                      $    494,000

The potential income tax benefits arising from these investment tax credits and loss carryforwards have not been reflected in these consolidated financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

7.   SHARE CAPITAL AND WARRANTS

Share capital consists of the following:

AUTHORIZED:
60,000,000 common shares
10,000,000 preferred shares

ISSUED:

                                                         Common shares
                                                         -------------
                                                      #                  $
                                                ------------        ----------
Issued as at December 31, 1996                    6,045,000           496,552
To be issued as at December 31, 1996                455,000            37,375
                                                ------------        ----------
                                                  6,500,000           533,927

June 30, 1997       - Issued for cash on
                      exercise of warrants        3,220,000             3,220

September 30, 1997  - Issued for cash on
                      exercise of warrants          174,850               175

Value of warrants exercised                                           175,000

October 14, 1997    - Issued in exchange for
                      outstanding liabilities       748,706           374 354
                                                ------------        ----------
                                                 10,643,556         1,086,676
                                                ============        ==========

As at December 31, 1996 the Company had issued 6,045,000 common shares. However, 455,000 common shares are to be issued to the shareholders of a predecessor company. These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar. The loss per share calculations for fiscal 1997 and 1998 have been based on 8,310,000 issued and outstanding common shares from January 1, 1997 to December 31, 1997, and 10,643,556 issued and outstanding common shares for 1998.

During the year, an option was granted to the public company which purchased the capital assets (see Note 3), to purchase 1,000,000 common shares of the Company at $.30 (U.S.) per share. The option will expire October 22, 2003.

No preferred shares have been issued.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 1998 and 1997
--------------------------------------------------------------------------------

8.   CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances consists of the following:

                                                     1998                  1997
                                                     ----                  ----

(Increase) decrease in receivables             $     (12,731)     $       4,060
                                               --------------
Increase (decrease) in payables and accruals          97,568            (75,310)
Increase in GST payable                               47,671
Increase in notes payable                                                 5,000
                                               --------------     --------------
                                               $     132,508      $     (66,250)
                                               --------------     --------------

--------------------------------------------------------------------------------

9.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or other third parties, have been fully resolved.

--------------------------------------------------------------------------------

                                                            CHARTERED ACCOUNTANT


                                               ASTRIS ENERGI INC.
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                               December 31, 1999 and 1998

CONTENTS

                                                                           Page
                                                                           ----

Auditor's Report                                                              1

Consolidated Balance Sheets                                                   2

Consolidated Statements of Loss and Deficit                                   3

Consolidated Statements of Cash Flows                                         4

Notes to the Consolidated Financial Statements                             5-10

                                                           CHARTERED ACCOUNTANT




Auditor's Report

To the Shareholders of
Astris Energi Inc.

I have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.


                                                       /s/ Charles Havill
Oakville, Canada                                       ------------------------
May 8, 2000                                            Chartered Accountant


CHARLES HAVILL
CHARTERED ACCOUNTANT

ASTRIS ENERGI INC.
CONSOLIDATED BALANCE SHEETS
Years ended December 31                              1999               1998
--------------------------------------------------------------------------------

ASSETS
Current
  Cash                                            $    4,854        $    17,710
  Receivables                                         42,810             47,671
                                                  -----------        -----------
                                                      47,664             65,381
Long term investment (Note 3)                         99,998             99,998
                                                  -----------        -----------
                                                    $147,662           $165,379
                                                  -----------        -----------

--------------------------------------------------------------------------------

LIABILITIES
Current
  Payables and accruals (Note 5)                  $  494,203     $      446,143
  GST payable                                         42,810             47,671
  Notes payable (Note 4)                              24,357             24,357
                                                  -----------        -----------
                                                     561,370            518,171
Advances from related parties (Note 5)               452,491            452,491
                                                  -----------        -----------
                                                   1,013,861            970,662
SHAREHOLDERS' DEFICIENCY
  Share capital (Note 7)                           1,086,676          1,086,676
  Deficit                                         (1,952,875)        (1,891,959)
                                                  -----------        -----------
                                                    (866,199)          (805,283)
                                                  $  147,662     $      165,379
                                                  -----------        -----------

--------------------------------------------------------------------------------

Basis of presentation (Note 1)
Contingency (Note 9)




Approved on behalf of the Board:



----------------------------------           ----------------------------------
Director                                     Director


        See accompanying notes to the consolidated financial statements.


CHARLES HAVILL
CHARTERED ACCOUNTANT

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended December 31                             1999               1998
--------------------------------------------------------------------------------

REVENUE
  Sales                                          $     1,669        $    26,302
  Investment tax credit                               19,305
                                                  -----------        -----------
                                                      20,974             26,302
                                                  -----------        -----------
EXPENSES
  Subcontract (Note 5)                                52,087             79,534
  General and administrative                           7,343             35,511
  Professional fees                                   10,325              9,895
  Interest (Note 5)                                   12,135             19,772
                                                  -----------        -----------
                                                      81,890            144,712
                                                  -----------        -----------

Net loss for the year                                (60,916)          (118,410)

Deficit, beginning of year                        (1,891,959)        (1,773,549)
                                                  -----------        -----------

Deficit, end of year                             $(1,952,875)    $   (1,891,959)
                                                  -----------        -----------

Loss per common share (Note 7)                   $    (0.006)    $       (0.010)
                                                  -----------        -----------

--------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.


CHARLES HAVILL
CHARTERED ACCOUNTANT

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31                              1999               1998
--------------------------------------------------------------------------------

OPERATING
Net loss for the year                           $    (60,916)     $    (118,410)

Net change in non-cash operating working capital
balances related to operations (Note 8)               48,060            132,508
                                                 ------------      -------------
                                                     (12,856)            14,098
                                                 ------------      -------------
FINANCING
Advances from related parties                         2,000
                                                 ------------      -------------
Net (decrease) increase in cash during the year      (12,856)            16,098
Cash, beginning of year                               17,710              1,612
                                                 ------------      -------------
Cash, end of year                               $      4,854      $      17,710
                                                 ------------      -------------

--------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements


CHARLES HAVILL
CHARTERED ACCOUNTANT

--------------------------------------------------------------------------------
Astris Energi Inc.
Notes to the Consolidated Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the "Company") and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995. The Company is dedicated to the research and development of alternative energy sources. The Company has incurred several years of losses and as at December 31, 1999 has a shareholders' deficiency of approximately $866,000.

The consolidated 1999 and 1998 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT COSTS AND SCIENTIFIC RESEARCH

All costs relating to scientific research, development and product evaluation are expensed as incurred. Investment tax credits and government grants received toward these costs are netted against the related expenses.

INCOME TAXES

The Company follows the deferral method of income tax allocation. Deferred income taxes result from timing differences between amounts claimed for income tax purposes and amounts charged in the accounts.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

--------------------------------------------------------------------------------

CHARLES HAVILL
CHARTERED ACCOUNTANT

--------------------------------------------------------------------------------
Astris Energi Inc.
Notes to the Consolidated Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTD)

FINANCIAL INSTRUMENTS

The fair value of financial instruments contained in these consolidated financial statements approximates book value unless otherwise indicated.

The financial risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

LOSS PER SHARE

Basic loss per share is calculated on the weighted average number of shares outstanding during the year.

3.   LONG TERM INVESTMENT

During 1998, all capital assets were sold to a public company in return for shares of that company. As there was not an active market for the shares of the public company, the shares were valued at an amount equivalent to the net book value of the capital assets. Currently, the Company is not permitted to sell these shares without permission of the Securities and Exchange Commission.

The market value of these shares at year-end is approximately $750,000.

4.   NOTES PAYABLE

Notes payable are held by three shareholders and are due on demand, unsecured and interest free.

5.   ADVANCES FROM RELATED PARTIES

The following amounts have been advanced from related parties:

                                                     1999                1998
                                                     ----                ----

Due to shareholder                                 $ 315,287          $ 315,287
Due to Timagami Financial Services, a company
  controlled by a director and officer                37,204             37,204
Debentures due to shareholders                       100,000            100,000
                                                    ---------          ---------
                                                   $ 452,491          $ 452,491
                                                    ---------          ---------


CHARLES HAVILL
CHARTERED ACCOUNTANT

--------------------------------------------------------------------------------
Astris Energi Inc.
Notes to the Consolidated Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

DUE TO SHAREHOLDER

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company. These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder. (See Note 9)

DUE TO TIMAGAMI FINANCIAL SERVICES

These advances are unsecured and bear interest at 12% per annum to December 31, 1998 only. Unpaid interest is accrued to December 31, 1998, totalling approximately $12,400 and is included in payables and accruals. These amounts are shown as long-term liabilities as there are no specific terms or repayment and the holder of the debts have indicated that these amounts will not be requested for repayment prior to July 7, 2001.

DEBENTURES DUE TO SHAREHOLDERS

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest is accrued to December 31, 1999, totalling approximately $42,000 and is included in payables and accruals. Although the Company is in technical default of its debenture agreement as a result of the interest payments being in arrears, there are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2001. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

-  $90,000 owing to Jiri Nor, a shareholder, for consulting fees (1998 -
    $90,000).
- $ Nil owing to Norvik Inc., a company owned by a shareholder, for expenses and consulting fees (1998 - $ 12,587).

PAYABLES AND ACCRUALS

During 1998, certain research services had been subcontracted resulting in $50,637 being due to Astris S.R.O., a company in which the Company has a 30% ownership interest; the remaining 70% is owned by a shareholder of the Company. The Company's 30% interest in the loss of Astris S.R.O. has been applied to its investment. This investment is being accounted for on the equity basis.

In addition, payables include the following amounts:

- $25,787 owing to Crawford Associates, owned by a shareholder for consulting fees (1998 - $25,787).


CHARLES HAVILL
CHARTERED ACCOUNTANT

--------------------------------------------------------------------------------
Astris Energi Inc.
Notes to the Consolidated Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

6.   INCOME TAXES

The Company has refundable investment tax credits of approximately $5,100 relating to expenditures on scientific research and tax loss carryforwards of approximately $2,018,000. If unused, the tax losses will expire as follows:

                      2006                            $61,000
                      2004                            $34,000
                      2003                         $1,856,000
                      2002                            $67,000

The potential income tax benefits arising from these investment tax credits and loss carryforwards have not been reflected in these consolidated financial statements.

7.   SHARE CAPITAL

Share capital consists of the following:

AUTHORIZED:

60,000,000 common shares
10,000,000 preferred shares

ISSUED:

From January 1, 1998 through December 31, 1999 the Company had issued 10,188,556 common shares. However, 455,000 common shares are to be issued to the shareholders of a predecessor company. These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

During 1998, an option was granted to the public company which purchased the capital assets (see Note 3), to purchase 1,000,000 common shares of the Company at $.30 (U.S.) per share.

The option will expire October 22, 2003.

No preferred shares have been issued.


CHARLES HAVILL
CHARTERED ACCOUNTANT

--------------------------------------------------------------------------------
Astris Energi Inc.
Notes to the Consolidated Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

8.   CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances consists of the following:

                                                      1999               1998

Decrease (increase) in receivables                 $   4,861        $  (12,731)
Increase in payables and accruals                     48,060            97,568
(Decrease) increase in GST payable                    (4,861)           47,671
                                                   ----------       -----------
                                                   $  48,060        $  132,508
                                                   ----------       -----------

9.   CONTINGENCY

During the year a shareholder initiated legal claim against the company for repayment of advances and expenses in the amount of $315,287. Management feels this loan is not repayable unless certain external financing is raised. Since this has not been achieved, management feels there is no requirement to repay the loan. No further costs beyond the potential repayment of the loan and legal fees are anticipated.

10.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or other third parties, have been fully resolved.


CHARLES HAVILL
CHARTERED ACCOUNTANT

                                              ASTRIS ENERGI INC.
                                              CONSOLIDATED FINANCIAL STATEMENTS
                                              (Unaudited - See Notice to Reader)
                                              March 31, 2000

NOTICE TO READER

I have complied the consolidated balance sheet of Astris Energi Inc. as at March 31, 2000 and the consolidated statements of earnings and deficit for the three months then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Oakvill, Canada                                 Charles Havill
May 26, 2000                                    Chartered Accountant

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Unaudited - See Notice to Reader)

Astris Energi Inc.
Consolidated Statements of Earnings and Deficit
(Unaudited - See Notice to Reader)
Three months ended March 31                                             2000
-------------------------------------------------------------------------------
     Revenues
     Sundry                                                         $    1,020
     Gain on sale of tong term investment                              334,249
                                                                    ----------
                                                                       335,269
                                                                    -----------
Expenses
     General and administrative                                            980
     Professional fees                                                   8,536
                                                                    ----------
                                                                         9,516
                                                                    ----------
Net earnings                                                        $  325,753
                                                                    ----------
-------------------------------------------------------------------------------


Deficit, beginning of period                                       $(1,952,875)
Net earnings                                                           325,753
                                                                   -----------
Deficit, end of period                                             $(1,627,122)
                                                                   -----------
------------------------------------------------------------------------------


CHARLES HAVILL
CHARTERED ACCOUNTANT

Astris Energi Inc.
Consolidated Statements of Earnings and Deficit
(Unaudited - See Notice to Reader)
March 31                                                                 2000
-------------------------------------------------------------------------------
ASSETS
Current
     Cash                                                          $   364,372
     Receivables                                                        41,594
                                                                   -----------
                                                                       405,966

Long term investment                                                    58,100
                                                                   -----------
                                                                       464,066
                                                                   -----------
Liabilities
Current
     Payables and accruals                                         $   486,070
     GST payable                                                        41,594
     Notes payable                                                      24,357
                                                                   -----------

Advances from related parties                                          452,491
                                                                   -----------
                                                                     1,004,512
                                                                   -----------

SHAREHOLDERS' DEFICIT
Share capital                                                        1,086,676
Deficit                                                             (1,627,122)
                                                                   -----------
                                                                      (540,446)
                                                                   -----------
                                                                   $   464,066
                                                                   -----------


CHARLES HAVILL
CHARTERED ACCOUNTANT

                                                          ASTRIS ENERGI INC.
                                                          CONSOLIDATED FINANCIAL
                                                          STATEMENTS
                                                          (Unaudited)
                                                          June 30, 2000

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Unaudited)
Six months ended June 30                                                2000
--------------------------------------------------------------------------------

Revenues
   Sundry                                                         $    8,327
   Gain on sale of long investment                                   341,260
                                                               -------------
                                                                     349,587
                                                               -------------

Expenses                                                             101,589
   General and administrative                                         16,714
                                                               -------------
   Professional fees                                                 118,303
                                                               -------------

Net earnings                                                   $     231,284
                                                               -------------

--------------------------------------------------------------------------------

Deficit, beginning of period                                   $  (1,952,875)

Net earnings                                                         231,284
                                                               -------------

Deficit, end of period                                         $  (1,721,591)
                                                               -------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Unaudited)
Six months ended June 30                                                2000
--------------------------------------------------------------------------------

ASSETS
Current                                                        $     252,128
  Cash                                                                40,379
  Receivables                                                         13,518
                                                               -------------
  Prepaids                                                           306,025

                                                                      57,050

Long term investments
                                                                       6,469
                                                               -------------
Property and equipment, net
                                                               $     369,544
                                                               -------------
--------------------------------------------------------------------------------

LIABILITIES
Current
  Payables and accruals                                        $     226,824
  GST payable                                                         37,725
                                                               -------------
                                                                     264,549

Advances from related parties                                        412,288
                                                               -------------
                                                                     676,837
                                                               -------------
SHAREHOLDERS' DEFICIT
Share capital                                                      1,414,298
Deficit                                                           (1,721,591)
                                                               -------------
                                                                  - (307,293)
                                                               -------------
                                                               $     369,544
                                                               -------------
--------------------------------------------------------------------------------


                                       3